77 West Wacker Drive Suite 4600 Chicago, Illinois 60601 312-634-8100

September 9, 2024

By EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mindy Hooker and Kevin Stertzel

Re:	Archer-Daniels-Midland Co

Form 10-K for the Year Ended December 31, 2023

Response dated June 12, 2024

File No. 001-00044

Dear Ms. Hooker and Mr. Stertzel:

Archer-Daniels-Midland Company (the “Company” or “we”) is in receipt of your letter, dated September 5, 2024, with respect to the above-referenced filing and the Company’s June 12, 2024 response letter to the Staff’s comment letter dated May 22, 2024. We have begun to analyze the comments in your September 5, 2024 letter and to gather information for our responses. We have determined that we will require additional time to complete our response, and we hereby respectfully request to extend the response deadline to no later than Monday, September 30, 2024.

We are grateful for the Staff’s accommodation in this matter. If you have any questions in the interim, please do not hesitate to contact me at 217/451-3144 or Molly.StraderFruit@adm.com.

Sincerely,

/s/ Molly Strader Fruit

Molly Strader Fruit

Vice President

Corporate Controller